Exhibit 99.2
Results for Announcement to the Market
James Hardie Industries plc
ARBN 097 829 895

Three Months Ended 30 June 2020
Key Information	Three Months Ended 30 June
	FY 2021 US$M	FY 2020 US$M	Movement
Net Sales From Ordinary Activities	626.3	656.8	Down	5%
Profit From Ordinary Activities After Tax Attributable to Shareholders	9.4	86.5	Down	89%
Net Profit Attributable to Shareholders	9.4	86.5	Down	89%
Net Tangible Assets per Ordinary Share	US$1.59	US$1.29	Up	23%

Dividend Information
•On 5 May 2020, the Company announced the suspension of dividends until further notice.

Movements in Controlled Entities during the three months Ended 30 June 2020
There were no movements in controlled entities during the three months ended 30 June 2020.

Associates and Joint Venture Entities
FELS Recycling GmbH (51%); Aplicaciones Minerales S.A. (28%)

Review
The results and information included within this report have been prepared using US GAAP and have been subject to an independent review by external auditors.

Results for the 1st Quarter Ended 30 June 2020

Contents

1.	Media Release
2.	Management's Analysis of Results
3.	Management Presentation
4.	Condensed Consolidated Financial Statements

James Hardie Industries plc is incorporated under the laws of Ireland with its corporate seat in Dublin, Ireland. The liability of members is limited. The information contained in the above documents should be read in conjunction with the James Hardie 2020 Annual Report which can be found on the company website at www.jameshardie.com.